UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

STRATA Skin Sciences, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

86272A 305

(CUSIP Number)

Accelmed Partners, L.P.

848 Brickell Ave., 9th Floor

Miami, FL 33131

Attn: Uri Geiger

(786) 826-9118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 86272A 305

Page: Page 2 of 8

1	NAMES OF REPORTING PERSONS Accelmed Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,441,835
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,441,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,441,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14	TYPE OF REPORTING PERSON PN

The percentages used herein are calculated based upon 35,060,920 shares of Common Stock outstanding as of May 13, 2024, as disclosed in the company’s Form 10-Q filed May 15, 2024, as adjusted for the 1-for-10 reverse stock split effected on June 6, 2024, as further adjusted for the issuance of the 230,573 shares of Common Stock purchased by the Reporting Persons as set forth in Item 3 below.

CUSIP: 86272A 305

Page: Page 3 of 8

1	NAMES OF REPORTING PERSONS Accelmed Partners (GP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,441,835
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,441,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,441,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14	TYPE OF REPORTING PERSON PN

The percentages used herein are calculated based upon 35,060,920 shares of Common Stock outstanding as of May 13, 2024, as disclosed in the company’s Form 10-Q filed May 15, 2024, as adjusted for the 1-for-10 reverse stock split effected on June 6, 2024, as further adjusted for the issuance of the 230,573 shares of Common Stock purchased by the Reporting Persons as set forth in Item 3 below.

CUSIP: 86272A 305

Page: Page 4 of 8

1	NAMES OF REPORTING PERSONS Accelmed Growth Partners (AGP) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,441,835
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,441,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,441,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 35,060,920 shares of Common Stock outstanding as of May 13, 2024, as disclosed in the company’s Form 10-Q filed May 15, 2024, as adjusted for the 1-for-10 reverse stock split effected on June 6, 2024, as further adjusted for the issuance of the 230,573 shares of Common Stock purchased by the Reporting Persons as set forth in Item 3 below.

CUSIP: 86272A 305

Page: Page 5 of 8

1	NAMES OF REPORTING PERSONS Accelmed Growth Partners Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,441,835
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,441,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,441,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 35,060,920 shares of Common Stock outstanding as of May 13, 2024, as disclosed in the company’s Form 10-Q filed May 15, 2024, as adjusted for the 1-for-10 reverse stock split effected on June 6, 2024, as further adjusted for the issuance of the 230,573 shares of Common Stock purchased by the Reporting Persons as set forth in Item 3 below.

CUSIP: 86272A 305

Page: Page 6 of 8

1	NAMES OF REPORTING PERSONS Uri Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,441,835
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,441,835

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,441,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14	TYPE OF REPORTING PERSON IN

CUSIP: 86272A 305

Page: Page 7 of 8

The Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on April 3, 2018 (the “Initial 13D”) is hereby amended to furnish the additional information set forth in this Amendment No. 1 to the Initial 13D (this “13D/A”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 2. Identity and Background.

Items 2 of the Initial 13D is hereby amended and restated as follows:

This statement is being filed by:

(a)Accelmed Partners, L.P. (the “Fund”);

(b)Accelmed Partners (GP), L.P. (the “GP”);

(c)Accelmed Growth Partners (AGP) Ltd. (the “GPGP”);

(d)Accelmed Growth Partners Management Ltd. (the “Management Company”); and

(e)Uri Geiger, the controlling member and managing partner of the GPGP and the controlling shareholder and managing partner of the Management Company.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed with the Initial 13D.

The address of the principal business office of the Reporting Persons is Accelmed Partners, L.P., 848 Brickell Ave., 9th Floor, Miami, FL 33131.

The principal business of the Fund is to invest in medical device companies. The principal business of the GP is to act as the sole general partner of the Fund. The principal business of the GPGP is to act as the sole general partner of the GP. The principal business of the Management Company is to manage the Fund. The principal business of Uri Geiger is to manage the Fund and affiliated entities.

During the five years prior to the date hereof, none of the Reporting Persons have been convicted in a criminal proceeding or have been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Fund and the GP are Cayman Island exempted limited partnerships. The GPGP and the Management Company are Cayman Island private limited companies. Uri Geiger is an Israeli citizen.

CUSIP: 86272A 305

Page: Page 8 of 8

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following to the end of Item 3 of the Initial 13D.

On July 15, 2024, the Reporting Persons purchased an additional 230,573 shares of Common Stock in a block trade through the agent of the Company’s Equity Distribution Agreement. This acquisition was funded with the working capital funds of Accelmed Partners, L.P. for an aggregate purchase price of approximately $723,999.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Initial 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentages beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 35,060,920 shares of Common Stock outstanding as of May 13, 2024, as disclosed in the company’s Form 10-Q filed May 15, 2024, as adjusted for the 1-for-10 reverse stock split effected on June 6, 2024, as further adjusted for the issuance of the 230,573 shares of Common Stock purchased by the Reporting Persons as set forth in Item 3 above.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The following table sets forth all transactions with respect to shares of the Common Stock effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any of the Reporting Persons during the past sixty (60) days.

Name of Reporting Person	Date of Transaction	Type of Transaction	Number of Shares of Common Stock	Price per Share of Common Stock
Accelmed Partners, L.P.	7/15/2024	Purchase	230,573	$3.14

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2024

ACCELMED PARTNERS, L.P.

By Accelmed Partners (GP), L.P., its general partner

By Accelmed Growth Partners (AGP) Ltd., its general partner

By:	/s/ Uri Geiger
	Name:	Uri Geiger
	Title:	Managing Partner

ACCELMED PARTNERS (GP), L.P.

By Accelmed Growth Partners (AGP) Ltd., its general partner

By:	/s/ Uri Geiger
	Name:	Uri Geiger
	Title:	Managing Partner

ACCELMED GROWTH PARTNERS (AGP) LTD.

By:	/s/ Uri Geiger
	Name:	Uri Geiger
	Title:	Managing Partner

ACCELMED GROWTH PARTNERS MANAGEMENT LTD.

By:	/s/ Uri Geiger
	Name:	Uri Geiger
	Title:	Managing Partner

/s/ Uri Geiger
Uri Geiger, an individual